Mail Stop 3561
								January 26, 2006
Mr. Brian Richardson
Chief Financial Officer
Dynamotive Energy Systems Corporation
1700 West 75th Ave., Suite 230
Vancouver, BC  V6P 6G2
Canada


      Re:	Dynamotive Energy Systems Corporation
		Form 20-F for the Fiscal Year Ended December 31, 2004
		File No. 000-27524


Dear Mr. Richardson:

      We have reviewed your response letter dated December 16,
2005
and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Notes to Consolidated Financial Statements, page 60

Note 9 - Convertible Debenture, page 71

1. We note your response to our prior comment number 2 of our October
31, 2005 letter and have the following additional comments:

* Please note that we do not agree with your assessment that your convertible debt is a "conventional convertible" instrument. Conventionally convertible instruments are limited to those that are convertible into a fixed number of shares or an equivalent amount of
cash (at the discretion of the company).  Since the conversion terms
of your convertible debt are not fixed, the embedded conversion feature in your convertible debt does not automatically qualify for the scope exception in paragraph 11 of SFAS 133 obviating
bifurcation
of the embedded conversion feature. Rather, further assessment is required under paragraphs 12 through 32 of EITF 00-19 to determine whether the embedded conversion feature would be classified in stockholders` equity before you can conclude that bifurcation is not required. Although it appears that you have unlimited authorized shares available to physically settle upon conversion, please note that all of the conditions in paragraphs 12 through 32 of EITF 00-19 must be met in order for the embedded conversion feature to be classified as equity. Please confirm for us that the embedded conversion feature meets all of these conditions. Refer to paragraphs 4 and 12-32 of EITF 00-19. Please also confirm that the noteholders do not have any net settlement alternative with regard to the warrants. If the warrants do not contain a net settlement alternative, please confirm that these warrants likewise meet all of the conditions set forth in EITF 00-19 for classification in equity.

* Please clarify for us how you determined the fair value of the beneficial conversion feature (BCF) of your convertible debt. Specifically, please confirm that you did not use the Black Scholes option pricing model to value the BCF. Rather, we would expect that your use of the Black Scholes option pricing model was limited to determining the fair value of the warrants prior to your allocation of the gross proceeds on a relative fair value basis between the convertible debt and the warrants. In this regard, please confirm that you included the fair value of the contingent warrants issuable upon conversion as a component of the relative fair value of the convertible debt when you allocated the gross proceeds on a relative fair value basis.

* Please confirm for us that you calculated the BCF of your convertible debt based upon the effective conversion price as prescribed by EITF 98-5, Accounting for Convertible Securities with
Beneficial Conversion Features or Contingently Adjustable
Conversion
Ratios. Please provide us with the calculations supporting the fair value of the warrants and the contingently issuable warrants, including all assumptions used in the calculation.

Note 20 - Reconciliation of GAAP, page 91

2. We note your response to our prior comment number 4 of our October
31, 2005 letter and have the following additional comments:

* Please confirm for us that you exclude escrowed shares from your calculation of weighted average shares outstanding for purposes of calculating basic and diluted earnings per share. If so, please disclose this fact in future filings.

* Please confirm for us that you are accounting for your repriced stock options as variable awards for US GAAP purposes.

* * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Brian Richardson
Dynamotive Energy Systems Corporation
January 26, 2006
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